SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4


                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement

                  (Pursuant to Section 13(e) of the Securities
                              Exchange Act of 1934)

                            FOAMEX INTERNATIONAL INC.
                              (Name of the Issuer)

                       TRACE INTERNATIONAL HOLDINGS, INC.
                             TRACE MERGER SUB, INC.
                            FOAMEX INTERNATIONAL INC.
                                MARSHALL S. COGAN
                       (Name of Persons Filing Statement)

                                  Common Stock,
                                 $0.01 par value
                         (Title of Class of Securities)
                                    344123104
                      (CUSIP Number of Class of Securities)

                              Philip N. Smith, Jr.
                     c/o Trace International Holdings, Inc.
                           375 Park Avenue, 11th Floor
                               New York, NY 10152
                                 (212) 230-0400
                (Name, Address and Telephone Number of Person(s)
              Authorized to Receive Notices and Communications on
                      Behalf of Person(s) Filing Statement)

                   This statement is filed in connection with
                          (check the appropriate box):

      a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
            [ss. 240.13e(c)] under the Securities Exchange Act of 1934.

      b. [ ] The filing of a registration statement under the Securities Act of 1933.

      c.    [ ] A tender offer.

      d.    [ ] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].

                            Calculation of Filing Fee

Transaction Valuation (1):     $165,442,307
Amount of Filing Fee (1):           $33,089

(1) Estimated solely for purposes of calculating the filing fee and based pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 14,666,947 shares of common stock, $0.01 par value (the "Common Stock"), of Foamex International Inc. calculated as follows: (i) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace International Holdings, Inc. ("Trace") or any subsidiary of Trace) and (ii) 1,127,124 shares of Common Stock to be issued upon the exercise of in-the-money options and warrants to purchase shares of Common Stock. The proposed maximum aggregate value of the transaction is $165,442,307 calculated as follows: the sum of (i) the product of (a) 25,014,823 shares of Common Stock issued and outstanding (less 11,475,000 shares of Common Stock then owned by Trace or any subsidiary of Trace) and (b) $12.00, and (ii) cash consideration of $2,964,431 to be paid for the options and warrants being surrendered in connection with the transaction. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.


         [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $55,820
Filing Party:  Foamex International Inc.
Form or Registration No.:  Proxy Statement File No. 0-22624
Date Filed:  July 6, 1998

                                  INTRODUCTION


                  This Rule 13e-3 Transaction Statement (as amended, the "Statement") is being filed by Trace International Holdings, Inc., a Delaware corporation ("Trace"), Trace Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Foamex International Inc., a Delaware corporation ("Foamex International"), and Marshall S. Cogan in connection with the proposed merger (the "Merger") of Merger Sub with and into Foamex International, pursuant to the Agreement and Plan of Merger, dated as of November 5, 1998 (the "Merger Agreement"), among Trace, Merger Sub and Foamex International. Trace, Merger Sub and Marshall S. Cogan are each affiliates of Foamex International and its affiliated entities.


                  The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in Foamex International's preliminary proxy statement (the "Proxy Statement") concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Merger, which contains information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit (d). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Foamex International or its advisors, or actions or events with respect to any of them, was provided by Foamex International, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Trace or its affiliates (except for Foamex International or Marshall S. Cogan), or actions or events with respect to them, was provided by Trace, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning Marshall S. Cogan or his affiliates (except for Trace or Foamex International), or actions or events with respect to them, was provided by Marshall S. Cogan. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the preliminary Proxy Statement is intended to be solely for the information and use of the SEC, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this statement shall have the respective meanings given them in the Proxy Statement.

                              CROSS REFERENCE SHEET

Item in Schedule 13E-3  Caption in Proxy Statement
----------------------  --------------------------

Item 1(a)               Cover Page; SUMMARY - The Parties

Item 1(b) Cover Page; SUMMARY - The Special Meeting - Record Date and Voting

Item 1(c)-(d)           MARKET PRICE AND DIVIDEND INFORMATION

Item 1(e)               Not Applicable

Item 1(f)               CERTAIN TRANSACTIONS IN THE COMMON STOCK


Item 2(a)-(d), (g)      SUMMARY - The Parties; APPENDIX E - Certain Information
                        Regarding Directors and Executive Officers of Trace,
                        Merger Sub and the Company

Item 2(e)-(f)           Not Applicable

Item 3(a)(1)            CERTAIN TRANSACTIONS; CERTAIN TRANSACTIONS IN THE COMMON
                        STOCK

Item 3(a)(2) - (b)      SPECIAL FACTORS - Background of the Merger; SPECIAL
                        FACTORS - Recommendation of the Board of Directors;
                        Fairness of the Merger; SPECIAL FACTORS Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SPECIAL FACTORS - Interests of Certain
                        Persons in the Merger; THE MERGER AGREEMENT; CERTAIN
                        TRANSACTIONS

Item 4(a)-(b) SUMMARY; SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL FACTORS - Interests of Certain Persons in the Merger; SPECIAL FACTORS - Certain Effects of the Merger; SPECIAL FACTORS - Certain Federal Income Tax Consequences; THE MERGER AGREEMENT; APPENDIX A - The Merger Agreement

Item 5(a), (b), (d)     SPECIAL FACTORS - Plans for the Company After the Merger
and (e)

Item 5(c), (f) and      SUMMARY - Special Factors - Certain Effects of the
(g)                     Merger; SPECIAL FACTORS - Interests of Certain Persons
                        in the Merger Directors and Officers; SPECIAL FACTORS
                        -Certain Effects of the Merger

Item in Schedule 13E-3  Caption in Proxy Statement
----------------------  --------------------------

Item 6(a) - (b)         SPECIAL FACTORS - Sources of Funds; Fees and Expenses;
                        THE MERGER AGREEMENT - Fees and Expenses

Item 6(c)               SPECIAL FACTORS - Sources of Funds; Fees and Expenses

Item 6(d)               Not Applicable


Item 7(a) SUMMARY - Special Factors - Purpose and Structure of the Merger; SUMMARY - Special Factors - Potential Acceleration of Foamex Debt in the Absence of a Merger; SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL FACTORS - Potential Acceleration of Foamex Debt in the Absence of a Merger; SPECIAL FACTORS - Background of the Merger

Item 7(b) SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Purpose and Structure of the Merger

Item 7(c) SUMMARY - Special Factors - Potential Acceleration of Foamex Debt in the Absence of a Merger; SPECIAL FACTORS
                        - Recommendation of the Board of Directors; Fairness of the Merger; SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL FACTORS - Potential Acceleration of Foamex Debt in the Absence of a Merger;

Item 7(d) SUMMARY - Special Factors - Potential Acceleration of Foamex Debt in the Absence of a Merger; SUMMARY - Special Factors - Certain Effects of the Merger; SUMMARY
                        - Special Factors - Certain U.S. Federal Income Tax Consequences; SUMMARY - The Merger; SPECIAL FACTORS - Purpose and Structure of the Merger; SPECIAL FACTORS - Plans for the Company After the Merger; SPECIAL FACTORS
                        - Potential Acceleration of Foamex Debt in the Absence of a Merger; SPECIAL FACTORS - Certain Effects of the Merger; SPECIAL FACTORS - Interests of Certain Persons in the Merger; SPECIAL FACTORS - Certain Federal

Item in Schedule 13E-3  Caption in Proxy Statement
----------------------  --------------------------

                        Income Tax Consequences; THE MERGER AGREEMENT


Item 8(a) - (b)         SUMMARY - Special Factors - Recommendation of the Board
                        of Directors; Fairness of the Merger; SUMMARY - Special
                        Factors - Recommendation of the Special Committee
                        Against the Merger; Unfairness of the Merger; SPECIAL
                        FACTORS - Background of the Merger; SPECIAL FACTORS -
                        Purpose and Structure of Merger; SPECIAL FACTORS -
                        Recommendation of the Board of Directors; Fairness of the Merger; SPECIAL FACTORS - Opinion of Financial
                        Advisor to the Board of Directors; SPECIAL FACTORS -
                        Recommendation of the Special Committee Against the
                        Merger; Unfairness of the Merger; SPECIAL FACTORS -
                        Opinion of Financial Advisor to the Special Committee;
                        SPECIAL FACTORS - Interests of Certain Persons in the
                        Merger; SPECIAL FACTORS - Perspective of Trace and
                        Merger Sub on the Merger; SPECIAL FACTORS - Perspective of Marshall S. Cogan on the Merger; THE SPECIAL MEETING
                        - Matters to Be Considered at the Special Meeting;
                        CERTAIN TRANSACTIONS IN THE COMMON STOCK; APPENDIX B -
                        Fairness Opinion of Ramius Capital Group, L.L.C.;
                        APPENDIX C - Opinion of The Beacon Group Capital
                        Services, LLC

Item 8(c) SUMMARY - Special Factors - Recommendation of the Board of Directors; Fairness of the Merger; SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SUMMARY - The Special Meeting - Vote Required; Revocability of Proxies; SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger; SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; THE SPECIAL MEETING - Vote Required; Revocability of Proxies

Item in Schedule 13E-3  Caption in Proxy Statement
----------------------  --------------------------

Item 8(d) SUMMARY - Special Factors - Recommendation of the Board of Directors; Fairness of the Merger; SUMMARY - Special Factors - Opinion of Financial Advisor to the Board of Directors; SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SUMMARY - Special Factors - Opinion of Financial Advisor to the Special Committee; SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger; SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors; SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee; APPENDIX B - Fairness Opinion of Ramius Capital Group, L.L.C.; APPENDIX C - Opinion of The Beacon Group Capital Services, LLC

Item 8(e) SUMMARY - Special Factors - Recommendation of the Board of Directors; Fairness of the Merger; SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SPECIAL FACTORS - Recommendation of the Board of Directors ; Fairness of the Merger; SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger

Item 8(f)               None

Item 9(a)-(c) SUMMARY - Special Factors - Recommendation of the Board of Directors; Fairness of the Merger; SUMMARY - Special Factors - Opinion of Financial Advisor to the Board of Directors; SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SUMMARY - Special Factors - Opinion of

Item in Schedule 13E-3  Caption in Proxy Statement
----------------------  --------------------------

                        Financial Advisor to the Special Committee; SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger; SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors; SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee; APPENDIX B - Fairness Opinion of Ramius Capital Group, L.L.C.; APPENDIX C - Opinion of The Beacon Group Capital Services, LLC

Item 10(a) SPECIAL FACTORS - Interests of Certain Persons in the Merger; SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Item 10(b)              CERTAIN TRANSACTIONS IN THE COMMON STOCK

Item 11 Letter to Stockholders; SUMMARY - The Special Meeting - Record Date and Voting; SUMMARY - The Special Meeting - Vote Required; Revocability of Proxies; SPECIAL FACTORS
                        - Background of the Merger; SPECIAL FACTORS - Interests of Certain Persons in the Merger; SPECIAL FACTORS - Sources of Funds; Fees and Expenses; THE SPECIAL MEETING
                        - Matters to be Considered at the Special Meeting; THE SPECIAL MEETING - Record Date and Voting; THE SPECIAL MEETING - Vote Required; Revocability of Proxies; THE MERGER AGREEMENT; CERTAIN TRANSACTIONS IN THE COMMON STOCK; APPENDIX A--The Merger Agreement

Item 12(a) - (b)        SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Vote
                        Required; Revocability of Proxies; THE SPECIAL MEETING -
                        Appraisal Rights; SPECIAL FACTORS - Perspective of Trace and Merger Sub on the Merger; SPECIAL FACTORS -
                        Perspective of Marshall S. Cogan on the Merger;
                        Statement of appraisal rights (incorporated by reference to Appendix D to the Proxy

Item in Schedule 13E-3  Caption in Proxy Statement
----------------------  --------------------------

                        Statement attached hereto as Exhibit 17(d))

Item 13(a) SUMMARY - Appraisal Rights; THE SPECIAL MEETING - Appraisal Rights; Statement of appraisal rights (incorporated by reference to Appendix D to the Proxy Statement attached hereto as Exhibit 17(d))

Item 13(b) - (c)        Not Applicable

Item 14(a) SELECTED HISTORICAL FINANCIAL DATA; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Item 14(b) CERTAIN PROJECTED FINANCIAL DATA; UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Item 15(a) - (b)        SUMMARY - Special Factors - Recommendation of the Board
                        of Directors; Fairness of the Merger; SUMMARY - Special
                        Factors - Opinion of Financial Advisor to the Board of
                        Directors; SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger; SUMMARY - Special Factors - Opinion of
                        Financial Advisor to the Special Committee; SUMMARY -
                        Solicitation of Proxies; SPECIAL FACTORS - Background of the Merger; SPECIAL FACTORS - Recommendation of the
                        Board of Directors; Fairness of the Merger; SPECIAL
                        FACTORS - Opinion of Financial Advisor to the Board of
                        Directors; SPECIAL FACTORS - Recommendation of the
                        Special Committee Against the Merger; Unfairness of the
                        Merger; SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee; SPECIAL FACTORS - Sources of
                        Funds; Fees and Expenses; THE SPECIAL MEETING -
                        Solicitation of Proxies; THE MERGER AGREEMENT - Fees and
                        Expenses

Item 16 The information set forth in the Proxy Statement is incorporated herein by reference

Item 17(a) Not applicable as it is anticipated that such agreements will not be

Item in Schedule 13E-3  Caption in Proxy Statement
----------------------  --------------------------

                        executed until the closing of the transaction

Item 17(b)(1) Opinion of The Beacon Group Capital Services, LLC, dated November 2, 1998 (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d))

Item 17(b)(2) Report of The Beacon Group Capital Services, LLC, dated November 2, 1998

Item 17(b)(3) Opinion of Ramius Capital Group, L.L.C., dated November 5, 1998 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d))


Item 17(b)(4) Report of Ramius Capital Group, L.L.C., dated November 5, 1998 (incorporated by reference to Exhibit 17(b)(4) to Amendment No. 3 to the Schedule 13E-3 filed on November 16, 1998)

Item 17(b)(5) Report of the Beacon Group Capital Services, LLC, dated June 25, 1998.


Item 17(c) Agreement and Plan of Merger, dated as of November 5, 1998, among Trace, Merger Sub and Foamex International (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d))


Item 17(d) Amended preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders and form of proxy, and Amendment No. 4 to Preliminary Proxy Statement, each relating to the special meeting of Stockholders of Foamex International


Item 17(e) Statement of appraisal rights set forth in Appendix D (Section 262 of the Delaware General Corporation Law) to the Proxy Statement included in Exhibit 17(d) hereto

Item 17(f)              Not Applicable

ITEM 1.           Issuer and Class of Security Subject to the Transaction.
-------           --------------------------------------------------------

(a) The information set forth in "Cover Page" and "SUMMARY - The Parties" in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "Cover Page," and SUMMARY - The Special Meeting - Record Date and Voting" in the Proxy Statement is incorporated herein by reference.

(c) - (d)         The information set forth in "MARKET PRICE AND DIVIDEND
                  INFORMATION" in the Proxy Statement is incorporated herein by reference.

(e)               Not applicable.

(f) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

ITEM 2.           Identity and Background.
-------           ------------------------

This Statement is being jointly filed by Foamex International (the issuer of the class of equity securities which is the subject of the transaction), Trace, Trace Merger Sub, Inc. (a wholly owned subsidiary of Trace) and Marshall S. Cogan, Chairman and Chief Executive Officer of Trace.


(a) - (d), (g)    The information set forth in "SUMMARY - The Parties" and
                  "APPENDIX E - Certain Information Regarding Directors and
                  Executive Officers of Trace, Merger Sub and the Company" in the Proxy Statement is incorporated herein by reference.


(e) and (f)       None of Trace, Merger Sub, Foamex International or Marshall S.
                  Cogan or, to the best of their knowledge, no executive officer, director or controlling person of Trace, Merger Sub or Foamex International has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           Past Contacts, Transactions or Negotiations.
-------           --------------------------------------------


(a)(1) The information set forth in "CERTAIN TRANSACTIONS" and "CERTAIN TRANSACTIONS IN THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

(a)(2) - (b)      The information set forth in "SPECIAL FACTORS - Background of the Merger," SPECIAL FACTORS - Recommendation of the Board of
                  Directors; Fairness of the Merger," SPECIAL FACTORS -
                  Recommendation of the Special Committee Against the Merger;
                  Unfairness of the Merger," SPECIAL FACTORS - Interests of
                  Certain Persons in the Merger," "THE MERGER AGREEMENT" and
                  "CERTAIN TRANSACTIONS" in the Proxy Statement is incorporated herein by reference.


ITEM 4.           Terms of the Transaction.
-------           -------------------------

(a) - (b)         The information set forth in "SUMMARY," "SPECIAL FACTORS -
                  Purpose and Structure of the Merger," "SPECIAL FACTORS -
                  Interests of Certain Persons in the Merger," "SPECIAL FACTORS
                  - Certain Effects of the Merger," "SPECIAL FACTORS - Certain
                  Federal Income Tax Consequences," "THE MERGER AGREEMENT," and
                  "APPENDIX A - The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 5.           Plans or Proposals of the Issuer or Affiliate.
-------           ----------------------------------------------

(a), (b), (d)
and (e) The information set forth in "SPECIAL FACTORS - Plans for the Company After the Merger" in the Proxy Statement is incorporated herein by reference.

(c), (f) and
(g) The information set forth in "SUMMARY - Special Factors - Certain Effects of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the Merger Directors and Officers," and "SPECIAL FACTORS - Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 6.           Source and Amounts of Funds or Other Consideration.
-------           ---------------------------------------------------

(a) - (b)         The information set forth in "SPECIAL FACTORS - Sources of
                  Funds; Fees and Expenses" and "THE MERGER AGREEMENT - Fees and
                  Expenses" in the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SPECIAL FACTORS - Sources of Funds; Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

(d)               Not applicable.

ITEM 7.           Purpose(s), Alternatives, Reasons and Effects.
-------           ----------------------------------------------

(a) The information set forth in "SUMMARY - Special Factors - Purpose and Structure of the Merger," "SUMMARY - Special Factors - Potential Acceleration of Foamex Debt in the Absence of a Merger," "SPECIAL FACTORS - Purpose and Structure of the Merger," SPECIAL FACTORS - Potential Acceleration of Foamex Debt in the Absence of a Merger," and "SPECIAL FACTORS - Background of the Merger," in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "SPECIAL FACTORS - Background of the Merger" and "SPECIAL FACTORS - Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SUMMARY - Special Factors - Potential Acceleration of Foamex Debt in the Absence of a Merger," "SPECIAL FACTORS - Purpose and Structure of the Merger," "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," and "SPECIAL FACTORS - Potential Acceleration of Foamex Debt in the Absence of a Merger" in the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "SUMMARY - Special Factors - Potential Acceleration of Foamex Debt in the Absence of a Merger," "SUMMARY - Special Factors - Certain Effects of the Merger," "SUMMARY - Special Factors - Certain U.S. Federal Income Tax Consequences," "SUMMARY - The Merger," "SPECIAL FACTORS - Purpose and Structure of the Merger," "SPECIAL FACTORS - Plans for the Company After the Merger," SPECIAL FACTORS - Potential

                  Acceleration of Foamex Debt in the Absence of a Merger," "SPECIAL FACTORS - Certain Effects of the Merger," "SPECIAL FACTORS - Certain Federal Income Tax Consequences" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 8.           Fairness of the Transaction.
-------           ----------------------------

(a) - (b)         The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Board of Directors; Fairness of the Merger," "SUMMARY - Special Factors - Recommendation of the
                  Special Committee Against the Merger; Unfairness of the
                  Merger," "SPECIAL FACTORS - Background of the Merger,"
                  "SPECIAL FACTORS - Purpose and Structure of Merger," "SPECIAL
                  FACTORS - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Opinion of Financial
                  Advisor to the Board of Directors," "SPECIAL FACTORS -
                  Recommendation of the Special Committee Against the Merger;
                  Unfairness of the Merger," "SPECIAL FACTORS - Opinion of
                  Financial Advisor to the Special Committee," "SPECIAL FACTORS
                  - Interests of Certain Persons in the Merger," "SPECIAL
                  FACTORS - Perspective of Trace and Merger Sub on the Merger,"
                  "SPECIAL FACTORS - Perspective of Marshall S. Cogan on the
                  Merger," "THE SPECIAL MEETING - Matters to Be Considered at the Special Meeting," "CERTAIN TRANSACTIONS IN THE COMMON
                  STOCK," "APPENDIX B - Opinion of Ramius Capital Group, L.L.C."
                  and "APPENDIX C - Opinion of The Beacon Group Capital
                  Services, LLC" in the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "SUMMARY - The Special Meeting - Vote Required; Revocability of Proxies," "SUMMARY - Special Factors - Recommendation of the Board of Directors; Fairness of the Merger," "SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," and "THE SPECIAL MEETING - Vote Required; Revocability of Proxies" in the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "SUMMARY - Special Factors - Recommendation of the Board of Directors; Fairness of the Merger," "SUMMARY -

                  Special Factors - Opinion of Financial Advisor to the Board of Directors," "SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "SUMMARY - Special Factors - Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors," "SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "APPENDIX B - Opinion of Ramius Capital Group, L.L.C." and "APPENDIX C - Opinion of The Beacon Group Capital Services, LLC" in the Proxy Statement is incorporated herein by reference.

(e) The information set forth in "SUMMARY - Special Factors - Recommendation of the Board of Directors; Fairness of the Merger," "SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger" in the Proxy Statement is incorporated herein by reference.


(f)               None.

ITEM 9.           Reports, Opinions, Appraisals and Certain Negotiations.
-------           -------------------------------------------------------

(a) - (c)         The information set forth in "SUMMARY - Special Factors -
                  Recommendation of the Board of Directors; Fairness of the Merger," "SUMMARY - Special Factors - Opinion of Financial
                  Advisor to the Board of Directors," "SUMMARY - Special Factors
                  - Recommendation of the Special Committee Against the Merger;
                  Unfairness of the Merger," "SUMMARY - Special Factors -
                  Opinion of Financial Advisor to the Special Committee,"
                  "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS
                  - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors," "SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the
                  Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee," "APPENDIX B - Opinion of Ramius
                  Capital Group, L.L.C." and "APPENDIX C - Opinion of The Beacon
                  Group Capital Services, LLC" in the Proxy Statement is incorporated herein by reference.

ITEM 10.          Interest in Securities of the Issuer.
--------          -------------------------------------

(a) The information set forth in "SPECIAL FACTORS -Interests of Certain Persons in the Merger" and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" in the Proxy Statement is incorporated herein by reference.

ITEM 11.          Contracts, Arrangements or Understandings with Respect to the
                  Issuer's Securities.
--------          -------------------------------------------------------------

                  The information set forth in "Letter to Stockholders," "SUMMARY - The Special Meeting - Record Date and Voting," "SUMMARY - The Special Meeting - Vote Required; Revocability of Proxies," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Interests of Certain Persons in the Merger," "SPECIAL FACTORS - Sources of Funds; Fees and Expenses," "THE SPECIAL MEETING - Matters to be Considered at the Special Meeting," "THE SPECIAL MEETING Record Date and Voting," "THE SPECIAL MEETING - Vote Required; Revocability of

                  Proxies," "THE MERGER AGREEMENT," "CERTAIN TRANSACTIONS" and "APPENDIX A--The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 12.          Present Intention and Recommendation of Certain Persons with
                  Regard to the Transaction.
--------          -------------------------------------------------------------


(a) - (b)         The information set forth in "SUMMARY - Appraisal Rights,"
                  "SUMMARY - The Special Meeting - Vote Required; Revocability of Proxies," "THE SPECIAL MEETING - Vote Required;
                  Revocability of Proxies," "THE SPECIAL MEETING - Appraisal
                  Rights," "SPECIAL FACTORS - Perspective of Trace and Merger
                  Sub on the Merger," "SPECIAL FACTORS - Perspective of Marshall
                  S. Cogan on the Merger," and Statement of appraisal rights
                  (incorporated by reference to Appendix D to the Proxy
                  Statement attached hereto as Exhibit 17(d)) in the Proxy
                  Statement is incorporated herein by reference.


ITEM 13.          Other Provisions of the Transaction.
--------          ------------------------------------


(a) The information set forth in "SUMMARY - Appraisal Rights," "THE SPECIAL MEETING - Appraisal Rights" and Statement of appraisal rights (incorporated by reference to Appendix D to the Proxy Statement attached hereto as Exhibit 17(d)) in the Proxy Statement is incorporated herein by reference.


(b) - (c)         Not applicable.

ITEM 14.          Financial Information.
--------          ----------------------


(a) The information set forth in "SELECTED HISTORICAL FINANCIAL DATA" in the Proxy Statement is incorporated herein by reference, as are the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 28, 1997 (as amended).

(b) The information set forth in "CERTAIN PROJECTED FINANCIAL DATA" and "UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS" in the Proxy Statement is incorporated herein by reference.


ITEM 15.          Persons and Assets Employed, Retained or Utilized.
--------          --------------------------------------------------


(a) - (b)         The information set forth "SUMMARY - Special Factors -
                  Recommendation of the Board of Directors; Fairness of the Merger," "SUMMARY - Special Factors - Opinion of Financial
                  Advisor to


                                      -17
                  the Board of Directors," "SUMMARY - Special Factors - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "SUMMARY - Special Factors - Opinion of Financial Advisor to the Special Committee," "SUMMARY - Solicitation of Proxies," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Recommendation of the Board of Directors; Fairness of the Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to the Board of Directors," "SPECIAL FACTORS - Recommendation of the Special Committee Against the Merger; Unfairness of the Merger," "SPECIAL FACTORS - Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS - Sources of Funds; Fees and Expenses," "THE SPECIAL MEETING - Solicitation of Proxies," and "THE MERGER AGREEMENT - Fees and Expenses" in the Proxy Statement is incorporated herein by reference.


ITEM 16.          Additional Information.
--------          -----------------------

                  The information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 17.          Material to be Filed as Exhibits.
--------          ---------------------------------

(a)               To be filed by amendment.


(b)(1) Opinion of The Beacon Group Capital Services, LLC, dated November 2, 1998 (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)).

(b)(2)            Report of The Beacon Group Capital Services, LLC, dated
                  November 2, 1998.

(b)(3) Opinion of Ramius Capital Group, L.L.C., dated November 5, 1998 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d)).


(b)(4) Report of Ramius Capital Group, L.L.C., dated November 5, 1998 (incorporated by reference to Exhibit 17(b)(4) to Amendment No. 3 to the Schedule 13E-3 filed on November 16,
                  1998).



(b)(5)            Report to the Beacon Group Capital Services, LLC, dated June
                  25, 1998.


(c) Agreement and Plan of Merger, dated as of November 5, 1998, among Trace, Merger Sub and Foamex International (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).

(d) Amended preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders and form of proxy, and Amendment No. 4 to Preliminary Proxy Statement, each relating to the special meeting of Stockholders of Foamex International.


(e) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Appendix D to the Proxy Statement attached hereto as Exhibit 17 (d)).


(f)               Not Applicable.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 11, 1998



         TRACE INTERNATIONAL HOLDINGS, INC.


         By:  /s/ Philip N. Smith, Jr.
           ------------------------------
           Name:  Philip N. Smith, Jr.
           Title: Senior Vice President




         TRACE MERGER SUB, INC.


         By:  /s/ Tambra S. King
           ------------------------------
           Name:  Tambra S. King
           Title: Vice President




         FOAMEX INTERNATIONAL INC.



         By:  /s/ Andrea Farace
           ------------------------------
           Name:  Andrea Farace
           Title: Chief Executive Officer



           /s/ Marshall S. Cogan
           ------------------------------
           Marshall S. Cogan

                                  Exhibit Index
                                  -------------


17(a)       To be filed by amendment.


17(b)(1) Opinion of The Beacon Group Capital Services, LLC, dated November 2, 1998 (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)).

17(b)(2)    Report of The Beacon Group Capital Services, LLC, dated November 2,
            1998.

17(b)(3) Opinion of Ramius Capital Group, L.L.C., dated November 5, 1998 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d)).


17(b)(4) Report of Ramius Capital Group, L.L.C., dated November 5, 1998. (incorporated by reference to Exhibit 17(b)(4) to Amendment No. 3 to the Schedule 13E-3 filed November 16, 1998)



17(b)(5)    Report of the Beacon Group Capital Services, LLC, dated June 25,
            1998.


17(c) Agreement and Plan of Merger, dated as of November 5, 1998, among Trace, Merger Sub and Foamex International (incorporated by reference to Appendix A to the Proxy Statement attached hereto as
            Exhibit 17(d)).


17(d) Amended preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders and form of proxy, and Amendment No. 4 to Preliminary Proxy Statement, each relating to the special meeting of Stockholders of Foamex International.


17(e) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Appendix D to the Proxy Statement attached hereto as Exhibit 17(d)).